Exhibit 21.1

Subsidiaries of the Registrant

Each of the following companies is a direct or indirect wholly-owned subsidiary of Learning Tree International, Inc.:

Subsidiary Name	Jurisdiction of Incorporation
Learning Tree International USA, Inc.	Delaware
Learning Tree International, K.K.	Japan
Learning Tree International Ltd.	United Kingdom
Learning Tree Limited	United Kingdom
Learning Tree International S.A.	France
Learning Tree International AB	Sweden
Learning Tree International Inc.	Canada
Learning Tree International Ltd.	Hong Kong